EX-28.d.2.a
EXHIBIT A
INVESTMENT ADVISORY AGREEMENT
BETWEEN
NATIONWIDE FUND ADVISORS AND NATIONWIDE MUTUAL FUNDS
Effective August 28, 2007 (as amended August 1, 2008)*

Nationwide Target Destination Funds of the
Trust	Advisory Fees
Nationwide Destination 2010 Fund	0.33% of the Fund’s average daily net assets
Nationwide Destination 2015 Fund
Nationwide Destination 2020 Fund
Nationwide Destination 2025 Fund
Nationwide Destination 2030 Fund
Nationwide Destination 2035 Fund
Nationwide Destination 2040 Fund
Nationwide Destination 2045 Fund
Nationwide Destination 2050 Fund
Nationwide Retirement Income Fund

*	As most recently approved at a meeting of the Board of Trustees on August 1, 2008.

TRUST:
NATIONWIDE MUTUAL FUNDS

By: Name:	/s/ Allan J. Oster Allan J. Oster
Title:	Assistant Secretary

ADVISER:
NATIONWIDE FUND ADVISORS

By: Name:	/s/ Stephen T. Grugeon Stephen T. Grugeon
Title:	President